SEC FILE NUMBER:  000-30239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K and Form 10-KSB  [ ] Form 11-K    [ ] Form 20-F   [ X ] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended: August 31, 2006

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

  UNICO, INCORPORATED

Full Name of Registrant

Former Name if Applicable

  8880 Rio San Diego Drive, 8th Floor

Address of Principal Executive Office (Street and Number)

  San Diego, California  92108

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)

The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets If Needed)

On October 12, 2005 Unico, Incorporated filed a Notification of Withdrawal with the Securities and Exchange Commission to enable the Company to begin conducting business as an operating company rather than as a Business Development Company subject to the Investment Company Act.  As a result, the Company’s accounting practices have changed and this has required additional time to complete financial statements for the Form 10-QSB for the period ended August 31, 2006.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Robert N. Wilkinson	(801)	533-9645
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the

Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).  [x] Yes   [ ] No

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unico, Incorporated anticipates reporting a net loss of approximately $3,276,388 for the three month period ended August 31, 2006 as compared to the net loss of $234,036 for the three month period ended August 31, 2005.  The increase is primarily due to a $1,818,977 loss on settlement of debt resulting from a court ordered settlement on convertible debentures, $204,026 incurred from a change in value of derivative securities resulting from the application of SFAS 00-19, and increased interest expense of $760,295.

Unico, Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 2006	By /s/Mark A. Lopez Mark A. Lopez, Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC/0694.1